LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

22 October 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 21 October 2009, re: Intention to Deal in Securities by a Principal Officer during Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

dlw 11/23

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 21/10/2009 05:42:15 PM

Reference No LI-091021-54C70

SEC Mail Processing Section

NOV 13 2009

Washington, DC
110

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type * ● Announcement ○ Reply to query

Subject :* Intention to Deal in Securities by a Principal Officer during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

The Company is now in a closed period for dealings in its securities by its Directors and principal officers pending the announcement of its results for the first quarter ended 30 September 2009.

The Company has today received a notification from Ms Tan Chitt Loo, a principal officer of the Company, of her intention to deal in the securities of the Company during closed period.

Ms Tan's current direct and indirect shareholdings in the Company are as set out in Table 1 hereunder.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Direct Interest		Indirect Interest*	
Number of Shares	% of Issued Share Capital	Number of Shares	% of Issued Share Capital
-	-	75,000	N/A

* Options granted pursuant to the Executive Share Option Scheme of Lion Industries Corporation Berhad ("LICB") to subscribe for ordinary shares in LICB.

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

21 OCT 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

21 October 2009

SEC Mail Processing
Section

NOV 13 2009

Washington, DC
110

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the announcement on the change of Company Secretary dated 20 October 2009 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

Change Of Company Secretary

Ownership transfer to **LION INDUSTRIES CORPORATION** on **20/10/2009 06:14:25 PM**

Reference No **LI-091020-83C80**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	WONG PHOOI LIN
Designation *	SECRETARY

Date of change *	20/10/2009
Type of change *	Resignation
Designation *	Joint Secretary
License no.	LS 0006532
Name *	YASMIN WEILI TAN BINTI ABDULLAH
Working experience and occupation during past 5 years	
Remarks	

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

20 OCT 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

SEC Mail Processing
Section

NOV 13 2009

Washington, DC
110

20 October 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 19 October 2009, re: Intention to Deal in Securities by a Principal Officer during Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **19/10/2009 06:02:19 PM**

Reference No **LI-091019-723DC**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Intention to Deal in Securities by a Principal Officer during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

The Company is now in a closed period for dealings in its securities by its Directors and principal officers pending the announcement of its results for the first quarter ended 30 September 2009.

The Company has today received a notification from Mr Kok Wai Hung, a principal officer of the Company, of his intention to deal in the securities of the Company during closed period.

Mr Kok's current direct and indirect shareholdings in the Company are as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Direct Interest		Indirect Interest*	
Number of Shares	% of Issued Share Capital	Number of Shares	% of Issued Share Capital
-	-	14,500	N/A

* Options granted pursuant to the Executive Share Option Scheme of Lion Industries Corporation Berhad ("LICB") to subscribe for ordinary shares in LICB.

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

19 OCT 2009